

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

Mail Stop 3561

September 16, 2008

Mr. Patrick J. Goodman
Senior Vice President and Chief Financial Officer
CE Casecnan Water and Energy Company, Inc.
24th Floor, 6750 Building, Ayala Avenue
Makati, Metro Manila, Philippines

> **Re: CE Casecnan Water and Energy Company, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 15, 2008**
> **File No. 001-12995**

Dear Mr. Goodman:

We have reviewed your filing and have the following comment. We have limited our review to Item 4.01 of the above-referenced filing. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed September 15, 2008

1. Please note that we view the resignation and engagement of auditors as two separate events that require reporting under Item 4.01 of Form 8-K. Please confirm that you are aware of your obligation to file a current report within four business days of engaging new auditors.

Please respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and

provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant